                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number   0-26518
                                                                  ------------

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:     September 29, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

------------------------------------------------------------------------------
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part 1, Item 2. Management's Discussion and Analysis of Financial Condition and Result of Operations
------------------------------------------------------------------------------


                       PART I -- REGISTRANT INFORMATION

FITZGERALDS GAMING CORPORATION
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable

301 Fremont Street
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89101
------------------------------------------------------------------------------
City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED) Certain information necessary for meaningful completion of MD&A is currently being determined.

See Exhibit 1


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 FERNANDO BENSUASKI                           (702)               388-2224
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [ ] Yes [X] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
 * An earnings statement is included with this filing
------------------------------------------------------------------------------
                       FITZGERALDS GAMING CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 15, 1996               By   /s/ FERNANDO BENSUASKI
     ---------------------------         -------------------------------------



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------





                                               (Attach Extra Sheets If Needed)

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 10-Q
 (MARK ONE)

       [x]              QUARTERLY REPORT PURSUANT TO SECTION
                        13 OR 15(D) OF THE SECURITIES
                        EXCHANGE ACT OF 1934 FOR THE
                        QUARTERLY PERIOD ENDED SEPTEMBER 29,
                        1996

                                      OR

       [ ]              TRANSITION REPORT PURSUANT TO
                        SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934 FOR
                        THE TRANSITION PERIOD FROM
                        _______________ TO _______________


                        COMMISSION FILE NUMBER:  0-26518



                         FITZGERALDS GAMING CORPORATION
             (Exact name of registrant as specified in its charter)



          NEVADA                                       88-0329170
(State or other jurisdiction of           (IRS Employer Identification Number)
 incorporation or organization)

                  301 FREMONT STREET, LAS VEGAS, NEVADA  89101
              (Address of principal executive offices) (Zip Code)

                                 (702) 388-2224
              (Registrant's telephone number, including area code)

                                       NA
(Former name, former address and former fiscal year, if changed since last report)




Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [x] NO [ ]


    Shares outstanding of each of the registrant's classes of common stock as of
                                                               November 10, 1996

                                       Class                                Outstanding as of November 10, 1996
                                       -----                                ------------------------------------
                            Common stock, $.01 par value                                  4,012,846

                         FITZGERALDS GAMING CORPORATION
                                   FORM 10-Q
                                     INDEX




PART I           FINANCIAL INFORMATION

                 ITEM 1           CONSOLIDATED FINANCIAL STATEMENTS

                                  CONSOLIDATED BALANCE SHEETS AS OF  SEPTEMBER 29, 1996 AND                4
                                  DECEMBER 31, 1995

                                  CONSOLIDATED STATEMENTS  OF OPERATIONS  FOR THE  QUARTERS
                                  AND THREE QUARTERS ENDED SEPTEMBER 29, 1996 AND   OCTOBER                6
                                  1, 1995

                                  CONSOLIDATED  STATEMENTS OF  CASH  FLOWS  FOR  THE  THREE
                                  QUARTERS ENDED SEPTEMBER 29, 1996 AND          OCTOBER 1,                7
                                  1995

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               8

                 ITEM 2           MANAGEMENT'S   DISCUSSION   AND  ANALYSIS   OF  FINANCIAL
                                  CONDITION AND RESULTS OF OPERATIONS (OMITTED)                            9

PART II          OTHER INFORMATION                                                                        18

                 SIGNATURES                                                                               20

                                     PART I
                             FINANCIAL INFORMATION


                                     ITEM 1
                       CONSOLIDATED FINANCIAL STATEMENTS

  FITZGERALDS GAMING CORPORATION

  CONSOLIDATED BALANCE SHEETS
  SEPTEMBER 29, 1996 AND DECEMBER 31, 1995
  (DOLLARS IN THOUSANDS)





  ASSETS                                                           SEPTEMBER 29, 1996      DECEMBER 31, 1995
  CURRENT ASSETS:
     Cash and cash equivalents                                             $17,130                $19,844
     Restricted cash                                                             -                    471
     Accounts and notes receivable                                           2,170                  3,007
     Inventories                                                             1,659                  1,028
     Prepaid expenses                                                        3,044                  3,106
                                                                    --------------         --------------
        Total current assets                                                24,003                 27,456
                                                                    --------------         --------------
  PROPERTY AND EQUIPMENT, NET                                              146,765                103,803
                                                                    --------------         --------------
  OTHER ASSETS
     Restricted cash-construction                                            5,770                 49,100
     Restricted investment                                                   1,000                  1,000
     Long-term accounts and notes receivable
        related parties, net of current portion                              2,231                  1,902
     Advances receivable                                                         -                  2,500
     Investment in 101 Main Street                                           3,057                    -
     Investment in Fremont Street Experience                                 2,784                  2,786
     Debt offering costs                                                     6,911                  7,358
     Other assets                                                            1,572                  1,308
                                                                    --------------         --------------
       Total other assets                                                   23,325                 65,954
                                                                    --------------         --------------
  TOTAL                                                                   $194,093               $197,213
                                                                    ==============         ==============


 See notes to consolidated financial statements

                                                                     (continued)

FITZGERALDS GAMING CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)
SEPTEMBER 29, 1996 AND DECEMBER 31, 1995
(DOLLARS IN THOUSANDS)


LIABILITIES AND STOCKHOLDERS' EQUITY                               SEPTEMBER 29, 1996       DECEMBER 31, 1995
CURRENT LIABILITIES:
 Current portion of long-term debt                                       $8,801                $10,498
 Current portion of notes payable - related parties                         357                    728
 Accounts payable                                                         6,267                  5,939
 Accrued expenses                                                        15,799                 10,859
 Deferred tax liability                                                      63                     63
                                                                 --------------         --------------
                                                                         31,287                 28,087
                                                                 --------------         --------------
LONG-TERM DEBT, NET OF CURRENT PORTION                                  138,817                137,660

NOTES PAYABLE-RELATED PARTIES, NET OF CURRENT PORTION                     1,807                  1,808
DEFERRED TAX LIABILITY                                                      380                  1,420
                                                                 --------------         --------------
      Total liabilities                                                 172,291                168,975
                                                                 --------------         --------------
MINORITY INTEREST                                                           511                    225
                                                                 --------------         --------------
COMMITMENTS AND CONTINGENCIES

CUMULATIVE REDEEMABLE PREFERRED STOCK,
   recorded at liquidation preference value, net of
   unamortized offering costs and discounts.                             14,545                 11,952

STOCKHOLDERS' EQUITY:
   Common  stock,   $.01  par   value;  29,200,000   shares
    4,012,846 shares and 3,956,816 shares, issued
    and outstanding                                                          40                     40
   Additional paid-in capital                                            24,511                 24,455
   Accumulated deficit                                                  (17,805)                (8,434)
                                                                 --------------         --------------
      Total stockholders' equity                                          6,746                 16,061
                                                                 --------------         --------------
TOTAL                                                                  $194,093               $197,213
                                                                 ==============         ==============


See notes to consolidated financial statements.

FITZGERALDS GAMING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE QUARTERS AND THREE QUARTERS ENDED
SEPTEMBER 29, 1996 AND OCTOBER 1, 1995
(DOLLARS IN THOUSANDS)

                                                        QUARTER ENDED             THREE QUARTERS ENDED
                                                   ------------------------      -----------------------
                                                   SEP. 29,       OCT. 1,        SEP. 29,       OCT. 1,
                                                    1996           1995            1996          1995
                                                   ------------------------      -----------------------
  OPERATING REVENUES:
    Casino                                            $28,254       $29,976         $82,503       $87,147
    Food and beverage                                   4,631         4,671          13,888        13,972
    Rooms                                               4,386         3,296          10,476         9,932
    Other                                               1,640         1,673           5,055         4,862
                                                   ----------    ----------      ----------    ----------
        Total                                          38,911        39,616         111,922       115,913
  Less promotional allowances                          (3,208)       (3,023)         (9,017)       (9,067)
                                                   ----------    ----------      ----------    ----------
        Net                                            35,703        36,593         102,905       106,846
                                                   ----------    ----------      ----------    ----------
  OPERATING COSTS AND EXPENSES:
      Casino                                           14,675        14,740          42,587        42,838
      Food and beverage                                 3,252         3,234           9,487         9,570
      Rooms                                             2,773         1,803           6,686         5,309
      Other operating                                     367           445           1,163         1,336
      Selling, general and administrative              11,216        10,332          31,953        31,464
      Depreciation and amortization                     2,170         1,933           6,080         6,354
                                                   ----------    ----------      ----------    ----------
        Total                                          34,453        32,487          97,956        96,871
                                                   ----------    ----------      ----------    ----------
  INCOME FROM OPERATIONS                                1,250         4,106           4,949         9,975

  OTHER INCOME (EXPENSE):
      Interest Income                                     394           154           1,821           252
      Other income (expense)                              423             -             468             -
      Interest expense                                 (4,664)       (3,469)        (14,823)      (10,670)
      Gain on sale of assets                               14             4             285           456
      Equity in income of unconsolidated affiliate        243             -              59             -
      Minority interest in income of  subsidiaries       (123)          (46)           (286)         (165)
                                                   ----------    ----------      ----------    ----------
  INCOME (LOSS) BEFORE TAXES                           (2,463)          749          (7,527)         (152)

  INCOME TAX (PROVISION) BENEFIT                         (675)         (260)          1,040        (3,433)
                                                   ----------    ----------      ----------    ----------
  NET INCOME (LOSS)                                    (3,138)         $489          (6,487)      $(3,585)
                                                   ----------    ==========      ----------    ==========

  PREFERRED STOCK DIVIDENDS                              (910)                       (2,592)
                                                   ----------                    ----------

  NET LOSS APPLICABLE TO COMMON STOCK                 $(4,048)                      $(9,079)
                                                   ----------                    ----------

  NET LOSS PER COMMON SHARE                            ($1.01)                       ($2.26)
                                                   ==========                    ==========
  WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING                         4,012,846                     4,012,846
                                                   ==========                    ==========

  See notes to  consolidated financial statements

FITZGERALDS GAMING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE QUARTERS ENDED
SEPTEMBER 29, 1996 AND OCTOBER 1, 1995
(DOLLARS IN THOUSANDS)

                                                                            THREE QUARTERS ENDED
                                                                         -----------------------------
                                                                          SEP. 29,           OCT. 1,
                                                                            1996              1996
                                                                         ----------         ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES:                                 $4,821             $3,807
                                                                         ----------         ----------
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sale of assets                                                359              9,376
    Repayments from related parties                                              85                150
    Acquisition of property and equipment                                   (47,162)            (2,255)
    Distributions from 101 Main Street                                          352                  -
    Increase in advance receivable                                                -               (615)
    Decrease in restricted cash                                              43,330                  -
    Investment in Fremont Street Experience                                    (848)                 -
                                                                         ----------         ----------
      Net cash provided (used) in investing activities                       (3,884)             6,656
                                                                         ----------         ----------
  CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings on line of credit                                                  -                500
    Advances from related parties                                                 -                868
    Cash paid to reduce long-term debt                                       (7,489)           (14,078)
    Dividends                                                                  (293)              (915)
    Other                                                                      (319)            (2,894)
    (Increase) Decrease in restricted cash                                      472               (149)
    Proceeds from issuance of debt                                            3,978              2,700

                                                                         ----------         ----------
      Net cash (used) by financing activities                                (3,651)           (13,968)
                                                                         ----------         ----------
  NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                            (2,714)            (3,505)

  CASH AND EQUIVALENTS BEGINNING OF PERIOD                                   19,844             11,886
                                                                         ----------         ----------
  CASH AND EQUIVALENTS END OF PERIOD                                        $17,130             $8,381
                                                                         ==========         ==========
  CASH PAID FOR INTEREST                                                    $11,032            $11,867

  SUMMARY OF NON-CASH INVESTING AND FINANCING ACTIVITIES
  Property and equipment acquired through the issuance of debt               $1,954             $4,743
  Accretion of discount on preferred stock                                      238
  Accrual of preferred stock dividends                                        2,354
  Advances receivable transferred to investment in 101 Main Street            2,500

  See notes to consolidated financial statements.

                         FITZGERALDS GAMING CORPORATION
                       CONSOLIDATED FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  BASIS OF PRESENTATION

The accompanying consolidated financial statements of the Company as of September 29, 1996 and for the quarter and three quarters ended September 29, 1996 and October 1, 1995, respectively, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim consolidated financial statements have been included. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995. The results of operations for the three quarters ended September 29, 1996 are not necessarily indicative of the results to be expected for the year ending December 31, 1996.



2.  INVESTMENT IN 101 MAIN STREET

On February 16, 1996, the Company received approval from the Colorado Limited Gaming Commission to purchase a 22% equity interest in 101 Main Street LLC, the owner of Fitzgeralds Black Hawk Casino. The purchase became effective on February 26, 1996 and the Company began accounting for this investment using the equity method as of such date. The Company had advanced $2,500,000 to 101 Main Street, which amount was reclassified as an investment upon the acquisition of the 22% equity interest.



3.  RECENTLY-ISSUED ACCOUNTING STANDARD ADOPTED

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which was adopted by the Company during the first quarter of 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro-forma effect on net income and earnings per share.

                                    PART II

                               OTHER INFORMATION



ITEM 1.  LEGAL PROCEEDINGS.



Harolds Club

On May 31, 1995 Fitzgeralds Reno, Inc. ("FRI"), a wholly-owned subsidiary of the Company, sold the closed Harolds Club Casino ("Harold Club") in Reno to an unrelated publicly-trade company who subsequently sold the same casino to a company the assets of which are now under control of the United States Bankruptcy Court for the Northern District of New York. Under the terms of certain indemnification agreements executed in connection with the sale of Harolds Club, FRI is contingently obligated for certain land lease payments in the amount of approximately $650,000 annually and certain property-related costs, such as taxes and insurance, if said lease payments and costs are not paid for by the current owner of Harolds Club.

The current owner of Harolds Club has not met its obligations with respect to the land leases and the lessors have demanded payment from FRI and from another, unrelated guarantor. On or about August 2, 1996, each of the five land lessors filed separate actions in the Second Judicial District Court (Washoe County), State of Nevada, seeking payment from FRI and the other guarantor of an aggregate of approximately $319,280 in unpaid lease payments plus interest, attorneys' fees and costs. On October 31, 1996, four of the land lessors entered into a stipulation with each of the named defendants pursuant to which the parties agreed to stay all action in the suits until April 15, 1997 in order to, among other things, allow the current owner an opportunity to find a buyer for the property.

The one land lessor who failed to join in the stipulation has indicated an intention to dismiss FRI for one, from its lawsuit. However, said dismissal has not yet occurred. On October 31, 1996, one of the named defendants filed a cross-claim against FRI and the other defendants for indemnification. FRI intends to vigorously defend this action as well as the other four actions should Harolds Club not be sold by April 15, 1997.



John G. Metzker

In November 1994, John Metzker, a former stockholder of FRI, filed a complaint in the Second Judicial District Court in Washoe County, Nevada. The complaint, which arose out of the sale of plaintiff's stock to FRI, alleges that the plaintiff is entitled to additional consideration in connection therewith based on certain valuations of Harolds Club and for damages for his failure to be released from certain bank guarantees. Harolds Club was sold in May 1995, which released the former stockholder from his bank guarantees. On September 13, 1996, after a trial, the Court ordered (i) an increase in the principal amount of a promissory note payable by FRI to Metzker in partial payment of his interest in FRI from $4.97 million to $5.74 million (the "FRI Note"); and (ii) the immediate payment to FRI of an approximately $600,000 promissory note made by Metzker (the "Metzker Note"). The Court has not yet formalized its order into a final judgment, nor has the Court ruled on motions made by both Metzker and FRI to be awarded costs and attorneys fees. The parties are engaged in ongoing discussions to resolve the matter. If a resolution cannot be reached, FRI intends to appeal the trial Court's judgment. If FRI does not appeal or does not prevail on appeal, the monthly payments due under the FRI Note will be adjusted on a pro-rata basis retroactively to May 1994.



ITEM 2.  CHANGES IN SECURITIES.

Not Applicable



ITEM 3.  DEFAULTS UPON SENIOR SECURITIES.

Not Applicable



ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITYHOLDERS.

On July 9, 1996, the Company asked the holders of its 13% Senior Secured Notes due 2002 (the "Notes") to consent to the modification of the disbursement agreements regulating the use of certain proceeds from the sale of the Notes. The Company has received consent from the required majority holders of the Notes and has amended the disbursement agreements to allow the Company to utilize up to $2.4 million in funds previously allocated to construction costs (which costs were either deferred or funded through alternative financing) for the payment of construction-period interest.



ITEM 5.  OTHER INFORMATION.

None



ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

None

                                   SIGNATURES





Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:   November 15, 1996





                                           FITZGERALDS GAMING CORPORATION





                                            /s/ Fernando Bensuaski
                                           Fernando Bensuaski
                                           Executive Vice President and
                                           Chief Financial Officer
                                           (Duly Authorized Officer, Principal
                                           Financial Officer and Principal
                                           Accounting Officer)